

July 23, 2012

<u>Via E-mail</u>
Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, NY 14830

> **Re: Corning Natural Gas Corporation**
> **Registration Statement on Form S-3**
> **Filed June 28, 2012**
> **File No. 333-182386**

Dear Mr. German:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the market value of the voting and non-voting common equity held by your non-affiliate stockholders is less than $75 million and thus you do not appear to be eligible to use General Instruction I.B.1 to Form S-3. If you are filing this registration statement pursuant to General Instruction I.B.6 to Form S-3, please provide the calculations required by General Instruction I.B.6 and Instruction 7 to General Instruction I.B on the outside front cover page of the prospectus.

The Rights Offering, page 17

Interests of Officers and Directors in the Rights Offering, page 25

2. We note your disclosure that your officers and directors will receive the same subscription rights as other shareholders. We further note that the rights are transferable.

> If your officers and directors and any other affiliates intend to trade the rights, please either revise the prospectus to clarify that it will be used to cover such resale transactions or otherwise provide us with your analysis as to how affiliates may transfer the rights without registration under the Securities Act.

Exhibit 8.1

3. Please have counsel revise its opinion to consent to the prospectus discussion of its opinion. Please refer to Section IV of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Deborah J. McLean